SilverCrest Reports Results of AGM

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 16, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the results of its Annual General Meeting of Shareholders ("AGM") held in Vancouver, BC on June 15, 2020.

Shareholders voted in favour of all items of business, including the election of each director nominee by show of hands.  A total of 64,752,074 votes were represented in the meeting amounting to 59.66% of the issued common shares as of the record date. All votes were submitted by proxy with the following tabulation of these votes:

Directors	Tabulation of Votes in Favour submitted by Proxy	Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	44,744,974 (99.67%)	147,778 (0.33%)
Ross O. Glanville	41,845,159 (93.21%)	3,047,593 (6.79%)
Ani Markova	44,736,402 (99.65%)	156,350 (0.35%)
Hannes P. Portmann	41,825,951 (93.17%)	3,066,801 (6.83%)
Graham C. Thody	44,235,902 (98.54%)	656,850 (1.46%)
John H. Wright	41,128,740 (91.62%)	3,764,012 (8.38%)

In addition, shareholders voted in favour to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of SilverCrest.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1